UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-12771

Science Applications International Corporation

(Exact name of registrant as specified in its charter)

10260 Campus Point Drive

San Diego, CA 92121

(Address of principal executive offices, with zip code)

(858) 826-6000

(Registrant’s telephone number, including area code)

Class A Common Stock, Par Value $0.01

5.5% Notes due 2033

7.125% Notes due 2032

6.25% Notes due 2012

6.75% Notes due 2008

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☒
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record of Class A Common Stock, par value $0.01, as of the certification or notice date: 1

Approximate number of holders of record of 5.5% Notes due 2033 as of the certification or notice date: 25

Approximate number of holders of record of 7.125% Notes due 2032 as of the certification or notice date: 22

Approximate number of holders of record of 6.25% Notes due 2012 as of the certification or notice date: 52

Approximate number of holders of record of 6.75% Notes due 2008 as of the certification or notice date: 36

Pursuant to the requirements of the Securities Exchange Act of 1934, Science Applications International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 19, 2006	By:	/s/ Douglas E. Scott
Douglas E. Scott
Senior Vice President, General Counsel and Secretary

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